UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ETERNAL TECHNOLOGIES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

297903106

(CUSIP Number)

November 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297903106	13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,438,685
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,438,685
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* OO

Page 2 of 12 Pages

CUSIP No. 297903106	13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Special Opportunity Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,438,685
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,438,685
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* PN

Page 3 of 12 Pages

CUSIP No. 297903106	13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sanjay Motwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,438,685
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,438,685
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* IN, HC

Page 4 of 12 Pages

CUSIP No. 297903106	13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sansar Family II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,438,685
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,438,685
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,685
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* CO, HC

Page 5 of 12 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Eternal Technologies Group, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Suite 2007, Golden Central Tower, No. 3037, Jintian Rd., Futian District, Shenzhen, Guangdong, Province, P.R. China.

Item 2	(a).	Name of Person Filing

Sanjay Motwani is the managing member of Sansar Family II, L.L.C., which is the managing member of Sansar Capital Management, LLC. Sansar Capital Management, LLC is the investment manager of Sansar Capital Special Opportunity Master Fund, L.P.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Sanjay Motwani, Sansar Family II, L.L.C., Sansar Capital Management, LLC and Sansar Capital Special Opportunity Master Fund, L.P. is 25 West 53rd Street, New York, NY 10019.

Item 2	(c).	Citizenship

Sansar Capital Special Opportunity Master Fund, L.P. is a Cayman Islands limited partnership. Sansar Capital Management, LLC is a Delaware limited liability company. Sanjay Motwani is a United Kingdom citizen. Sansar Family II, L.L.C. is a Delaware limited liability company.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is shares of common stock, $0.001 par value per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is 297903106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

Page 6 of 12 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

See Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Page 7 of 12 Pages

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule 13G may be filed by Sanjay Motwani on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.

Dated: November 21, 2007

SANSAR CAPITAL SPECIAL OPPORTUNITY MASTER FUND, L.P.

By:	Sansar Capital Special Opportunity Master Fund, Ltd.,
Its General Partner

By:	/s/ Michelle Wilson-Clarke
Michelle Wilson-Clarke
Director

SANSAR CAPITAL MANAGEMENT, LLC

By:	Sansar Family II, L.L.C.,
Its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

SANJAY MOTWANI

/s/ Sanjay Motwani
Sanjay Motwani

Page 8 of 12 Pages

SANSAR FAMILY II, L.L.C.,

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

Page 9 of 12 Pages

EXHIBIT INDEX

Exhibit I - Agreement Regarding the Joint Filing of Schedule 13G

Page 10 of 12 Pages

Exhibit I

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: November 21, 2007

SANSAR CAPITAL SPECIAL OPPORTUNITY MASTER FUND, L.P.

By:	Sansar Capital Special Opportunity Master Fund, Ltd.,
Its General Partner

By:	/s/ Michelle Wilson-Clarke
Michelle Wilson-Clarke
Director

SANSAR CAPITAL MANAGEMENT, LLC

By:	Sansar Family II, L.L.C.,
Its Managing Member

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

Page 11 of 12 Pages

SANJAY MOTWANI

/s/ Sanjay Motwani
Sanjay Motwani

SANSAR FAMILY II, L.L.C.,

By:	/s/ Sanjay Motwani
Sanjay Motwani
Managing Member

Page 12 of 12 Pages